Filed by Consolidated Graphics, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Consolidated Graphics, Inc..

Commission File No.: 001-12631

A Message from Joe R. Davis:

In a joint press release earlier today, RR Donnelley and Consolidated Graphics announced that a definitive agreement has been signed, under which RR Donnelley would acquire Consolidated Graphics for a per share consideration of $34.44 in cash and 1.651 shares of RR Donnelley’s common stock in a deal valued at $620 million or $62 per share.  The transaction is subject to the customary closing conditions, including regulatory approvals and the approval of our shareholders.  It is expected to be completed sometime in the first quarter of 2014.

As many of you know, RR Donnelley is a leading provider of integrated communications solutions, including printing and related services.  They have more than 57,000 employees, more than 500 locations worldwide, and annual revenues in 2012 of approximately $10 billion.

We believe that the RR Donnelley / Consolidated Graphics combination will bring an extremely compelling set of benefits to customers, employees, shareholders and other stakeholders. Customers, for example, will benefit from the collective expertise that the combined organizations will offer, including new capabilities and expanded geographic reach.

RR Donnelley has a strong history of embracing “best of the best” ideas — and its management team understands and appreciates the expertise, innovation and service for which we are known.  They will look to incorporate many of our products, services and best practices, including the planned adoption of Consolidated Graphics’ local service model for all of its commercial printing group. And, in turn, RR Donnelley’s broad product and service line will be attractive to our clients and offer additional value.

We know that you will have questions.  Please speak with your President with specific questions or concerns.

Until the transaction is consummated, RR Donnelley and Consolidated Graphics will remain two separate companies, each responsible for serving its customers independently.  It is imperative that we continue to provide our clients with the same high level of service that they have come to expect from Consolidated Graphics.  You should continue with business as usual and execute projects and strategic initiatives according to plan.

Both companies are committed to assuring that the coming months are smooth for employees and customers alike.

Be assured that within the guidelines governing communications related to an acquisition, we will communicate developments to all of our employees as they unfold.

Additional Information and Where To Find It

This document relates to a proposed transaction between R. R. Donnelley and Consolidated Graphics, which will become the subject of a registration statement on Form S-4 and proxy statement/prospectus forming a part thereof, to be filed with the SEC by R. R. Donnelley and Consolidated Graphics.  This document is not a substitute for the registration statement and proxy statement/prospectus that R. R. Donnelley and Consolidated Graphics will file with the SEC or any other documents that R. R. Donnelley or Consolidated Graphics may file with the SEC or send to shareholders of Consolidated Graphics in connection with the proposed transaction.  BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF CONSOLIDATED GRAPHICS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY R. R. DONNELLEY OR CONSOLIDATED GRAPHICS WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by R. R. Donnelley or Consolidated Graphics with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the registration statement, proxy statement/prospectus and other relevant documents filed by R. R. Donnelley with the SEC will be available free of charge on R. R. Donnelley’s internet website at http://investor.rrd.com/sec.cfm or by contacting R. R. Donnelley’s Investor Relations Department at (800) 742-4455.  Copies of the proxy statement/prospectus and other relevant documents filed by Consolidated Graphics with the SEC will be available free of charge on Consolidated Graphics’ internet website at http://investors.cgx.com/phoenix.zhtml?c=78535&p=irol-sec or by contacting Consolidated Graphics’ Investor Relations Department at (713) 787-0977.

No Offer or Solicitation

This document does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

R. R. Donnelley, Consolidated Graphics, and their respective directors and executive officers may be considered participants in the solicitation of proxies from shareholders of Consolidated Graphics in connection with the proposed transaction.  Information about the directors and executive officers of Consolidated Graphics is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on July 9, 2013.  Information about the directors and executive officers of R. R. Donnelley is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 15, 2013.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This document contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, strategy and plans of Consolidated Graphics, its expectations relating to the proposed transaction with RR Donnelley and its future financial condition and performance, including estimated synergies.  Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “forecast,” “project,” “should” or “will” or other comparable words or the negative of such words. The accuracy of Consolidated Graphics’ assumptions, expectations, beliefs and projections depends on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks, including those created by general market conditions, competition and the possibility that events may occur beyond Consolidated Graphics’ control, which may limit its ability to maintain or improve its operating results or financial condition or acquire additional printing businesses. Consolidated Graphics gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. Consolidated Graphics’ actual future results might differ from the forward-looking statements made in this document for a variety of reasons, which include, weakness in the economy, financial stability of its customers, the sustained growth of its digital printing business, seasonality of election-related business, its ability to adequately manage business expenses, including labor costs, the unfavorable outcome of legal proceedings, the lack of or adequacy of insurance coverage for its operations, the continued availability of raw materials at affordable prices, retention of its key management and operating personnel, satisfactory labor relations, the potential for additional goodwill impairment charges, charges related to its withdrawal from multi-employer pension plans, its ability to identify new acquisition opportunities, changes in tax laws or interpretations that could increase consolidated tax liabilities; successful completion of the proposed transaction with RR Donnelley; the ability to implement plans for the integration of the proposed transaction, including with respect to sales forces, cost containment, asset rationalization and other key strategies and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the receipt of required regulatory approvals for the proposed transaction (including the approval of antitrust authorities necessary to complete the proposed transaction); competitive pressures in all markets in which Consolidated Graphics operates; and such other risks and uncertainties detailed in Consolidated Graphics’ periodic public filings with the SEC, including but not limited to those discussed under “Risk Factors” in Consolidated Graphics’ Form 10-K for the fiscal year ended March 31, 2013, in Consolidated Graphics’ subsequent filings with the SEC and in other investor communications of Consolidated Graphics from time to time.  Should one or more of the foregoing risks or uncertainties materialize, or should Consolidated Graphics’ underlying assumptions, expectations, beliefs or projections prove incorrect, Consolidated Graphics’ actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected.  Consolidated Graphics does not undertake to and specifically declines any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.